Exhibit 99.4

RBC®

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Request for Interim Financial Statements and MD&A

The interim financial statements and MD&A for Royal Bank of Canada are available at *www.rbc.com/investorrelations*, but under securities regulations securityholders may elect annually to receive them by mail. Please complete and return this card if you wish to receive the 2022 interim financial statements and MD&A. Alternatively, you may request a paper copy of these statements by registering online at *www.computershare.com/mailinglist*.

Computershare, our transfer agent, will use the following information solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or you may request to receive a copy by mail.

Demande d'états financiers intermédiaires et de rapports de gestion

Les états financiers intermédiaires et les rapports de gestion de la Banque Royale du Canada peuvent être consultés à *www.rbc.com/investisseurs*. Cependant, en vertu de la réglementation sur les valeurs mobilières, les porteurs de titres peuvent choisir chaque année de les recevoir par la poste. Veuillez remplir et retourner cette carte si vous désirez recevoir les états financiers intermédiaires et les rapports de gestion en 2022. Vous pouvez également demander de recevoir des exemplaires imprimés des états financiers en vous inscrivant en ligne à *www.computershare.com/listedistribution*.

Computershare, notre agent des transferts, utilisera les renseignements suivantes uniquement pour l'envoi de ces états financiers. Vous pouvez prendre connaissance du Code de confidentialité de Computershare à www.computershare.com/confidentialite ou nous demander de vous en faire parvenir un exemplaire par la poste.

Name / Nom	Apt. / App.	Street Number / Numéro civique

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RYCQ 31BQNN

01SLGA

CANADA POSTES POST CANADA Postage paid Port payé si posté if mailed in Canada au Canada Business Reply Mail Correspondance-réponse d’affaires 1985000 01 CADBPQ 1000013471-M5J2Y1-BR01 COMPUTERSHARE PO BOX 19004 STN BRM B TORONTO ON M7Y 3M4 COMPUTERSHARE CP 19004 SUCC BRM B TORONTO ON M7Y 3M4